Julia K. Forbess jforbess@fenwick.com | 415.875.2420

June 21, 2021

VIA EDGAR AND Overnight DELIVERY

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, NE Washington, DC 20549
Attention:	Christopher Edwards Deanna Virginio Gary Newberry Kevin Kuhar

Re:	Elevation Oncology, Inc. Registration Statement on Form S-1 Filed June 4, 2021 File No. 333-256787

Ladies and Gentlemen:

On behalf of Elevation Oncology, Inc. (the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 16, 2021 (the “Letter”), regarding the Company’s Registration Statement on Form S-1 (File No. 333-256787) (the “Registration Statement”) as originally filed by the Company with the Commission on June 4, 2021. Concurrently herewith, we are transmitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

Registration Statement on Form S-1

Overview, page 1

1.	We note your revised disclosure in response to prior comment 1. Please disclose whether you have received any indication from the FDA that your Phase 2 clinical trial will be treated as a registrational clinical trial such that a Phase 3 trial will not be required. Alternatively, please revise the disclosure to make it clear that even if you receive positive data from the CRESTONE trial, you cannot be certain that the FDA or other regulators will find such data sufficient to support a BLA submission or that the FDA or other regulators will not require you to conduct additional trials.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1, 80, 93 and 114 of the Registration Statement.

U.S. Securities and Exchange Commission
June 21, 2021

Our Lead Program, page 102

2.	We note your revised disclosure in response to prior comment 3. Please revise to remove the reference to addressing "risks" of clinical development within rare, genomically- defined patient populations, as it appears premature and speculative. In this regard, we note that you have not completed clinical development or obtained regulatory approval for any product candidate.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 102 of the Registration Statement.

CRESTONE dose and schedule optimization, page 155

3.	We note your disclosure that the criteria of no more than 1 DLT was met in both of the initial safety run-in induction cohorts, supporting advancement towards 3 grams weekly for full duration of therapy. Please revise to clarify whether you observed any serious adverse events that were related or possibly related to treatment in your safety run-in and dose schedule optimization phase of your CRESTONE trial.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 116 of the Registration Statement.

General

4.	We note that you filed a collaboration agreement with Caris MPI, Inc. with your last amendment. Please include a description of the material terms of this agreement in the prospectus, including rights and obligations, financial terms including amounts paid to date, aggregate milestone amounts to be paid or received, the royalty range and term, as applicable, term and termination provisions. With regard to the royalty range, please disclose a royalty range of not more than 10 percentage points.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 120 and F-37 of the Registration Statement. The Company further advises the Staff that, as disclosed in the Registration Statement, the collaboration agreement with Caris MPI, Inc. (“Caris”) does not include any upfront or milestone payments, and no royalties are due to either party. Instead Caris is entitled to an initial percentage of proceeds from products resulting under the collaboration, and the remaining proceeds are allocated based on each party’s pro rata share of expenses. The Company further advises the Staff that the collaboration agreement includes flexibility for the parties to jointly develop, or for one other party to incur development and commercialization expenses. As a result, the ultimate percentage of proceeds payable to the Company or Caris will be depend on the level of participation elected by each party with respect to any future target identified by the collaboration.

U.S. Securities and Exchange Commission
June 21, 2021

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2420.

Sincerely,

Fenwick & West LLP

/s/ Julia Forbess

Julia K. Forbess

cc:	Shawn Leland, Pharm.D., R.Ph., Chief Executive Officer

Elevation Oncology, Inc.

Effie Toshav, Esq.

Robert Freedman, Esq.

Ryan Mitteness, Esq.

Fenwick & West LLP